SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookline Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 20th Place South, Suite 275
(No. and Street)

Birmingham (City) Alabama (State) 35233 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Goff 404-835-7560
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold Gallivan Levesque, P.C.
(Name – *if individual, state last, first, middle name*)

2810 Premiere Parkway, STE 200 (Address), Duluth, (City) Georgia (State) 30097 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

12013838

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald W. Goff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookline Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ronald W Goff

Signature

Ronald W Goff, FinOP

Title

2/28/12

Matt Taheri

Notary Public

MATT TAHERI
NOTARY PUBLIC
Fulton County, Georgia
My Commission Expires October 15, 2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARNOLD GALLIVAN LEVESQUE P.C.

2810 Premier Parkway, Suite 200
Duluth, Georgia 30097
P:770-622-9885•F: 770-622-9886
www.aglpc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Brookline Securities, LLC

We have audited the accompanying statement of financial condition of Brookline Securities, LLC as of December 31, 2011, and the related statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookline Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arnold Gallivan Levesque P.C.

February 27, 2012
Duluth, Georgia

BROOKLINE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	154,147
Accounts receivable		5,084
Property and equipment, net		1,169
Total Assets	$	160,400

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	47,331
Members' equity		113,069
Total Liabilities and Members' Capital	$	160,400

See accompanying notes.

BROOKLINE SECURITIES, LLC
STATEMENT OF INCOME AND MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES		
Fee income	$	290,262
EXPENSES		
Consulting fees		77,553
Personnel expenses		36,892
Write-down on investments		50,000
Depreciation expense		84
General and administrative		85,158
Total Expenses		249,687
NET INCOME		40,575
BEGINNING MEMBERS' CAPITAL		37,494
MEMBER CONTRIBUTIONS		35,000
ENDING MEMBERS' CAPITAL	$	113,069

See accompanying notes.

BROOKLINE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	40,575
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		84
Write-down on investments		50,000
Changes in operating assets and liabilities:		
Accounts receivable		(5,084)
Accounts payable and accrued expenses		39,848
Net cash provided by operating activities		125,423
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investments		(50,000)
Purchase of property and equipment		(1,253)
Net Cash Used In Investing Activities		(51,253)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions of capital from members		35,000
Net Cash Provided By Financing Activities		35,000
Net increase in cash and cash equivalents		109,170
Cash and cash equivalents at beginning of year		44,977
Cash and cash equivalents at end of year	$	154,147

See accompanying notes.

1. Organization and description of business

Brookline Securities, LLC (the "Company"), is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking services, primarily, access to new capital to its clients through private placements to institutional investors, private capital firms and high net worth individuals. The Company, is a Delaware Limited Liability Company formed on March 11, 2010, and is based in Alabama.

2. Summary of significant accounting policies

a. Basis of accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

b. Investment banking and other advisory services

Investment banking revenues include fees and commissions, arising from private placements, finder's fees and advisory services. Fees and commission are recorded at the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commission expense arising from these transactions, are also recorded at the date they are reasonably determined.

c. Advertising costs

Advertising and promotion expenses are recognized as incurred. There were no advertising costs incurred during the year.

d. Income taxes

The Company is a Delaware Limited Liability Company ("LLC") and is taxed as a partnership for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax affects of the Company's activities are the responsibility of its members.

The Financial Accounting Standards Board has released FASB ASC topic 740, *Income Taxes*, which provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in financial statements. The Company evaluates its uncertain tax provisions using the provisions of FASB ASC topic 450, *Contingencies*. Management believes there are no material estimates that should be accrued as of

2. Summary of significant accounting policies (Continued)

d. *Income taxes (Continued)*

December 31, 2011. The Company is subject to examination by taxing authorities for tax years back to 2010, which is the year the Company was formed.

e. *Cash and cash equivalents*

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents.

f. *Use of estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

g. *Accounts receivable and bad debts*

As of December 31, 2011, the Company has accounts receivable of $5,084 and management has deemed that no allowance for doubtful accounts is necessary. If amounts become uncollectible, they will be charged to operations when that determination is made, as applicable. Accounts receivable are deemed uncollectable when they are 90 days or older.

h. *Subsequent events*

The Company evaluates subsequent events in accordance with FASB ASC topic 855, *Subsequent Events.* The Company has evaluated subsequent events through the date and time the financial statements were issued on February 27, 2012.

i. *Fair value of financial instruments*

The Company determines the fair value of financial instruments in accordance with FASB ASC topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC topic 820, *Fair Value Measurements and Disclosures*, is effective for the Company as of January 1, 2008, with the exception of 1-year deferral for certain non-financial assets and liabilities. The requirements do not have a material impact on the Company's financial statements. FASB ASC topic 820, *Fair Value Measurements and Disclosures*,

2. Summary of significant accounting policies (Continued)

i. Fair value of financial instruments (Continued)

defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC topic 820, *Fair Value Measurements and Disclosures*, establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.
- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The requirements of FASB ASC topic 820, *Fair Value Measurements and Disclosures*, do not have a material impact on the Company's financial statements. All financial instruments are measured using Level 1 Inputs except for investments as discussed in Note 6, which is measured using Level 3 Inputs. The carrying amounts reported in the statement of financial condition for accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

j. Property and equipment

Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful life of the asset in accordance with the guidance of FASB ASC 360, *Property, Plant and Equipment.* Property and equipment are depreciated over a straight-line basis over a five-year life. Improvements that extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred. As of December 31, 2011 property and equipment consisted of computers. Depreciation expense incurred during the 2011 totaled $84. As of December 31, 2011 accumulated deprecation totaled $84 resulting in net property and equipment of $1,169.

3. Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2011, the Company has net capital of $106,816 which exceeds its requirement of $5,000 by $101,816.

4. Concentrations of credit risk

The Company maintains cash balances at banks and other financial institutions. At various times during the year these balances may exceed Federal Deposit Insurance Corporation (FDIC) limits. As of December 31, 2011, there were no cash balances in excess of FDIC limits.

The Company is engaged in various investment banking activities in which counterparties primarily include private and public companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. Related party

The Company leased office space and paid overhead costs on a month to month lease to a separate Company partially owned by an owner of Brookline Securities, LLC. For the year ended December 31, 2011, total rent and overhead costs incurred totaled $1,119 and $1,679, respectively.

6. Investments held for sale

During 2011, the Company purchased stock for $50,000 related to a privately held corporation. In determining fair value of this investment, the Company utilized Level 3 Inputs in the fair value hierarchy. During 2011, the Company recorded a valuation reserve related to this investment of $50,000 resulting in an ending investment balance as of December 31, 2011 of zero. As a result of this transaction, $50,000 was transferred into Level 3 during 2011 and $50,000 was also transferred out of Level 3 due to the valuation reserve. As of December 31, 2011, Level 3 investments had a net zero balance.

Arnold Galluvan Levesque P.C.

2810 Premier Parkway, Suite 200
Duluth, Georgia 30097
P:770-622-9885•F: 770-622-9886
www.aglpc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Brookline Securities, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Brookline Securities, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study indcluded tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements of prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (continued)

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the members of the Company, its management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arnold Gallivan Levesque P.C.

February 27, 2012
Duluth, Georgia

BROOKLINE SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Schedule I

Net Capital		
Total Partners' capital	$	113,069
Deduct total non-allowable assets		6,253
Net capital before haircuts on securities		106,816
Haircuts on securities		-
Net Capital	$	106,816
Aggregated Indebtedness		
Accounts payable and accrued expenses	$	47,331
Total Aggregate Indebtedness	$	47,331
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess Net Capital	$	101,816
Percentage of aggregate indebtedness to net capital		44.31%
Reconciliation of Net Capital Computation under Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934:		
Net Capital, as reported in Company's unaudited Part II of Form X-17A-5	$	106,816
Audit adjustment to record additional expenses and liabilities		-
Net Capital, as reported in Company's audited financial report	$	106,816

See independent auditors' report.

BROOKLINE SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Schedule II

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(i) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2011.

See independent auditors' report.

BROOKLINE SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Schedule III

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(i) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2011.

See independent auditors' report.